UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 6)







                         Back Bay Restaurant Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    0565V103
                                 (CUSIP Number)

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of or less of such class.) (See Rule 13-d-7).

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No. 05635V103         SCHEDULE 13G                Page 2 of 6 Pages




1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Charles F. Sarkis                        ###-##-####

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|
                                                                    (b) |_|

3             SEC USE ONLY


4             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.

Number        5          SOLE VOTING POWER
of shares
benefic-                 244,666
ially
owned
by each
reporting
person
with
              6          SHARED VOTING POWER

                         673,451
              7          SOLE DISPOSITIVE POWER

                         244,666
              8          SHARED DISPOSITIVE POWER

                         673,451*
9             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              918,117*
10            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES

11            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              26.5%
12            TYPE OF REPORTING PERSON

                IN

        *See Response to Item 4


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CUSIP No. 05635V103            SCHEDULE 13G                Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Back Bay Restaurant Group, Inc.

Item 1(b) Address of Issuer's principal executive offices:

                  284 Newbury Street
                  Boston, Massachusetts 02115


Item 2(a)         Name of person filing:

                  Charles F. Sarkis

Item 2(b) Address of principal business office or, if none, residence:

                  c/o Back Bay Restaurant Group, Inc.
                  284 Newbury Street
                  Boston, Massachusetts 02115


Item 2(c)         Citizenship:

                  U.S.A.

Item 2(d)         Title of class of securities:

                  Common Stock, $.01 par value

Item 2(e)         CUSIP Number:

                  05635V103

Item 3 If Statement filed pursuant to Rule 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  (a)      |_| Broker or Dealer

                  (b)      |_| Bank

                  (c)      |_| Insurance Company

                  (d)      |_| Investment Company

                  (e)      |_| Investment Advisor

                  (f)      |_| Employee Benefit Plan, Pension Fund or Endowment
                               Fund


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CUSIP No. 05635V103             SCHEDULE 13G                Page 4 of 6 Pages

                  (g)      |_| Parent Holding Company

                  (h)      |_| Group

Item 4            Ownership:

                  (a)      Amounts beneficially owned:

                           As of December 31, 1998, Mr. Sarkis beneficially owned a total of 918,117 shares, or 26.5%, of the outstanding common stock of Back Bay Restaurant Group, Inc.,of which he had sole voting and dispositive power with respect to 244,666 shares and shared voting and dispositive power with respect to 673,451 shares. No changes occurred in the 1998 calendar year. This amendment simply corrects a previous miscalculation of share figures.

                           The Shares reported as owned in this Item 4 include 673,451 shares of Back Bay Restaurant Group, Inc., common stock owned by The Westwood Group, Inc., of which Mr. Sarkis expressly disclaims ownership. The filing of this Schedule 13G shall not be construed as an admission that Mr. Sarkis beneficially owns such shares.

                  (b)      Percent of class:

                           Mr. Sarkis could be deemed to be the beneficial owner, for purposes of Schedule 13G, of 918,117 shares of common stock, which would constitute 26.5% of the Issuer's 3,460,809 outstanding shares of common stock as of December 31, 1998.

                  (c) Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:
                                 244,666

                           (ii)  shared power to vote or to direct the vote:
                                 673,451

                           (iii) sole power to dispose or to direct the
                                 disposition of:  244,666

                           (iv) shared power to dispose or to direct the disposition of: 673,451

Item 5            Ownership of 5% or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.

Item 6            Ownership of more than 5% on behalf of another person:

                  Not applicable.


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CUSIP No. 05635V103              SCHEDULE 13G                Page 5 of 6 Pages

Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the Parent Holding
                  Company:

                  Not applicable.

Item 8            Identification and classification of members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  Not applicable.

CUSIP No. 05635V103            SCHEDULE 13G                Page 6 of 6 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  February 16, 1999                 /s/Charles F. Sarkis
                                         Charles F. Sarkis